QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12(b)

Aon Corporation and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends

	Years Ended December 31,
(millions except ratios)	2006	2005	2004	2003	2002
		As Restated	As Restated	As Restated	As Restated
		(1)	(1)	(1)	(1)
Income from continuing operations before provision for income taxes and minority interest	$920	$808	$733	$960	$676
Less: Earnings from unconsolidated entities under the equity method of accounting	4	7	34	49	19
Add back fixed charges:
Interest on indebtedness (2)	129	125	136	101	124
Interest credited on deposit-type insurance contracts	—	—	1	—	29
Portion of rents representative of interest factor	79	71	73	67	59

Income as adjusted	$1,124	$997	$909	$1,079	$869

Fixed charges and preferred stock dividends:
Interest on indebtedness (2)	$129	$125	$136	$101	$124
Preferred stock dividends (3)	—	3	3	61	58

Interest and dividends	129	128	139	162	182
Interest credited on deposit-type insurance contracts	—	—	1	—	29
Portion of rents representative of interest factor	79	71	73	67	59

Total fixed charges and preferred stock dividends	$208	$199	$213	$229	$270

Ratio of earnings to combined fixed charges and preferred stock dividends	5.4	5.0	4.3	4.7	3.2

(1)
See Note 2 "Restatement of Consolidated Financial Statements."

(2)
As a result of the adoption of FIN 46 on December 31, 2003, Aon was required to deconsolidate its 8.205% mandatorily redeemable preferred capital securities. This decrease was offset by an increase in notes payable. Beginning in 2004, interest expense ($58 million for the years ended December 31, 2006, 2005 and 2004) on these notes payable is reported as part of interest expense in the consolidated statements of income.

(3)
Included in preferred stock dividends are $57 million and $54 million for the years ended December 31, 2003 and 2002, respectively.

QuickLinks

  Exhibit 12(b)
Aon Corporation and Consolidated Subsidiaries Combined With Unconsolidated Subsidiaries Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends